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                                                  Filed by LSI Logic Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                       Subject Company: C-Cube Microsystems Inc.
                                                  Commission File No.: 333-58862


FOR IMMEDIATE RELEASE                                              JUNE 11, 2001

Media Contact: Kevin Brett                  Investor Contact: Diana Matley
               408-433-7150                                   408-433-4365
               kbrett@lsil.com                                diana@lsil.com

CC01-XX

                     LSI LOGIC COMPLETES C-CUBE ACQUISITION

   Strategic Acquisition Combines Product Lines, Sales Channels and Technology
     Development Strengths of Two Consumer and Communications Market Leaders

MILPITAS, CA - LSI Logic Corporation (NYSE: LSI) today announced it has completed its $851 million acquisition of C-Cube Microsystems Inc. (Nasdaq:
CUBE) by means of an exchange offer and subsequent merger of a wholly owned subsidiary of LSI Logic into C-Cube. As a result of this acquisition, C-Cube became a wholly owned subsidiary of LSI Logic.

In the exchange offer, LSI Logic acquired more than 90 percent of the shares of C-Cube common stock, including shares tendered during the subsequent offering period, which expired June 8. In the merger, each remaining share of C-Cube common stock was converted into the right to receive 0.79 of a share of LSI Logic common stock, the same consideration offered for shares of C-Cube common stock tendered in the exchange offer and the subsequent offering period.

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"This strategic acquisition brings the combined strengths of two technology leaders to the global consumer electronics marketplace," said Wilfred J. Corrigan, LSI Logic chairman and chief executive officer. "LSI Logic will now compete in worldwide cable modem, cable set-top box, DVD and other major markets. In turn, C-Cube will have access to LSI Logic technologies, engineering talent and global sales channels. The net effect of this transaction is an enhanced competitive position for LSI Logic in rapidly converging consumer and communications markets."

"We are excited about the opportunity to combine our complementary engineering skill sets and consumer-market position into LSI Logic," said Umesh Padval, recently appointed LSI Logic senior vice president of Broadband Entertainment and former C-Cube president and chief executive officer. "Our combined strengths will enable us to provide a complete array of technologies for high-growth cable, satellite, terrestrial and DSL set-top boxes, DVD as well as new, emerging markets such as home media servers and residential gateways. All of the critical technologies are now in place to capitalize on the rapidly growing market for the networked digital home."

LSI Logic's consumer and communications market offerings include: satellite digital set-top boxes, terrestrial digital set-top boxes and DSL. C-Cube is a leading provider of silicon-based solutions for digital set-top box, DVD and emerging audio-video CODEC-based applications, such as personal video recording
(PVR), home media services, recordable DVD, residential gateway and streaming video.

C-Cube's customers in its target markets include: Sony, Samsung, LG Electronics, JVC, BBK, Motorola, Nokia, Pinnacle, Harmonic, Sagem, Matrox and Pace. C-Cube, which reported $265 million in revenues in 2000, employs nearly 600 worldwide.



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Safe Harbor for Forward-Looking Statements. The statements made in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. LSI Logic's actual results in future periods may be materially different from any performance suggested in this news release. In the context of forward looking information provided in this news release, reference is made to the discussion of risk factors detailed in LSI Logic's filings as made from time to time with the Securities and Exchange Commission, including but not limited to filings made during the past 12 months.

Additional Information and Where To Find It. LSI Logic files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Investors and security holders may read and copy any reports, statements or other information filed by LSI Logic at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, DC 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York or Chicago, Illinois. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms.

About LSI Logic. LSI Logic Corporation (NYSE: LSI) is a leading designer and manufacturer of communications and storage semiconductors for applications that access, interconnect and store data, voice and video. In addition, the company supplies storage network solutions for the enterprise. LSI Logic is headquartered at 1551 McCarthy Boulevard, Milpitas, CA, 95035, 866-574-5741 (within U.S.), 719-533-7679 (outside U.S.), http://www.lsilogic.com.

About C-Cube. C-Cube is a leading silicon provider for digital set-top box, DVD and emerging CODEC-based applications, such as personal video recording (PVR), home media services, recordable DVD, residential gateway and streaming video. C-Cube's customers in its target markets include: Sony, Samsung, LG Electronics, JVC, Motorola, Pace and Philips. C-Cube, which reported $265 million in revenues in 2000 and employs nearly 600 people worldwide, is headquartered in Milpitas, California. More information about C-Cube is available on C-Cube's web site at http://www.c-cube.com.

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Editors Notes:

1. All LSI Logic news releases (financial, acquisitions, manufacturing, products, technology etc.) are issued exclusively by PR Newswire and are immediately posted on the company's external website, http://www.lsilogic.com.
2. The LSI Logic logo design is a registered trademark of LSI Logic Corporation.
3. All other brand or product names may be trademarks or registered trademarks of their respective companies.